FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1: NAME AND ADDRESS OF COMPANY

Trilogy International Partners Inc. ("Trilogy" or the "Company")

155 108th Avenue NE, Suite 400

Bellevue, Washington, 98004 USA

ITEM 2: DATE OF MATERIAL CHANGE

February 10, 2020

ITEM 3: NEWS RELEASE

A news release announcing the material change was issued on February 10, 2020 through Global Newswire and a copy was subsequently filed on SEDAR.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On February 10, 2020, the Company announced that its New Zealand subsidiary, 2degrees, has successfully refinanced its NZD$250,000,000 senior debt facility that was scheduled to mature in July 2021. The new facility is for NZ$285,000,000 and matures in February 2023.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On February 10, 2020, the Company announced that its New Zealand subsidiary, 2degrees, has successfully refinanced its NZD$250,000,000 senior debt facility that was scheduled to mature in July 2021.

The new facility is for NZ$285,000,000 and matures in February 2023. It carries an interest rate that is the total of New Zealand's BKBM rate plus a margin, initially 2.4%, that will vary based on 2degrees' net leverage ratio. The debt facility is denominated in New Zealand Dollars and is effective February 7, 2020.

The new loan provides borrowing capacity for further investments by 2degrees. It also provides for an additional uncommitted NZ $35,000,000 accordion facility which can be utilized in the future to fund capital expenditures. ING Bank N.V. served as the exclusive coordinator for the transaction.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

 Not applicable.

ITEM 7:  OMITTED INFORMATION

 Not applicable.

ITEM 8: EXECUTIVE OFFICER

For further information, please contact Ann Saxton, Vice President, Investor Relations & Corporate Development, (425) 458-5900.

ITEM 9: DATE OF REPORT

 This Material Change Report is dated February 20, 2020.